June 7, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Gabelli 787 Fund, Inc.

File No.: 811-22041
The Gabelli Asset Fund	The Gabelli Natural Resources,
File No.: 811-04494	Gold & Income Trust
The Gabelli Blue Chip Value Fund	File No.: 811-22216
File No.: 811-09377	GAMCO International Growth Fund, Inc.
Gabelli Capital Series Funds, Inc.	File No.: 811-08560
File No.: 811-07644	Gabelli Investor Funds, Inc.
Comstock Funds, Inc.	File No.: 811-07326
File No.: 811-05502	The GAMCO Mathers Fund
The Gabelli Convertible and Income	File No.: 811-01311
Securities Fund Inc.	The Gabelli Global Utility & Income Trust
File No.: 811-05715	File No.: 811-21529
Gabelli Equity Series Funds, Inc.	The Gabelli Money Market Funds
File No.: 811-06367	File No.: 811-06687
The Gabelli Equity Trust Inc.	The Gabelli Dividend & Income Trust
File No.: 811-04700	File No.: 811-21423
The GDL Fund	The Gabelli Utilities Fund
File No.: 811-21969	File No.: 811-09397
The Gabelli Global Multimedia Trust Inc.	The Gabelli Utility Trust
File No.: 811-08476	File No.: 811-09243
GAMCO Global Series Funds, Inc.	The Gabelli Value Fund Inc.
File No.: 811-07896	File No.: 811-05848
GAMCO Gold Fund, Inc.	The GAMCO Westwood Funds
File No.: 811-08518	File No.: 811-04719
The GAMCO Growth Fund	The Gabelli Healthcare & WellnessRx Trust
File No.: 811-04873	File No.: 811-22021
The Gabelli Global Gold, Natural	The Gabelli SRI Green Fund, Inc.
Resources & Income Trust	File No.: 811-22026
File No.: 811-21698	(the “Funds”)
Dear Staff Member:
     Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing on behalf of the above-referenced Funds please find (i) (a) copies of two endorsements relating to an increase in coverage (effective on April 4, 2011) for their joint fidelity bond (the “Joint Bond”) for the policy period from December 7, 2010 to December 7, 2011, such policy being maintained through Travelers-St. Paul Fire and Marine Insurance Company and Great American Insurance Company, (b) a copy of a rider relating to amendments to the Joint Bond, and (c) two endorsements and one rider relating to amendments to certain sections of the Joint Bond, (ii) a Secretary’s Certificate certifying the resolutions adopted by each Fund’s Board Members approving the amount, type, form and coverage of the Joint Bond and the portion of the premium to be paid by the Funds and (iii) the Amended and Restated Joint Insured Agreement among the Funds and the other insureds on the Joint Bond.
     The Joint Bond premium allocation of $4,753 for these Funds has already been paid to cover the increase in coverage.

Very truly yours,

/s/ Helen A. Robichaud Helen A. Robichaud
Assistant Secretary
Gabelli 787 Fund, Inc.	The Gabelli Blue Chip Value Fund
The Gabelli Asset Fund	The Gabelli Convertible and Income
Gabelli Capital Series Funds, Inc.	Securities Fund Inc.
Comstock Funds, Inc.	The Gabelli Dividend & Income Trust
Gabelli Equity Series Funds, Inc.	The Gabelli Equity Trust Inc.
GAMCO Global Series Funds, Inc.	The GDL Fund
GAMCO Gold Fund, Inc.	The Gabelli Global Gold, Natural The
GAMCO Growth Fund	Resources & Income Trust
The Gabelli Healthcare & WellnessRx Trust	The Gabelli Global Multimedia Trust Inc.
GAMCO International Growth Fund, Inc.	The Gabelli Global Utility & Income Trust
Gabelli Investor Funds, Inc.	The Gabelli Utilities Fund
The GAMCO Mathers Fund	The Gabelli Utility Trust
The Gabelli Money Market Funds	The Gabelli Natural Resources, Gold &
The Gabelli SRI Green Fund, Inc.	Income Trust
The Gabelli Value Fund Inc.
The GAMCO Westwood Funds
Enclosures

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No.	Date Endorsement or Rider Executed	* Effective Date of Endorsement or Rider 4/4/11
490PB2794	5/24/11	12:01 A.M. Standard Time as Specified in the Bond or Policy

*	ISSUED TO

The Gabelli Asset Fund
Amend Declarations
It is agreed that: The following checked items are amended on the Declarations Page:
☐ Item 1. Name of Insured / Principal Address:
From:

To:
☐ Item 2. Bond Period:
From: 12:01 a.m. on                                          to 12:01 a.m. on                                           the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.
☑ Item 3. Limit of Liability is hereby amended to read as follows:

	Limit of Liability	Deductible Amount
Insuring Agreement A — Fidelity	$27,500,000	$0
Insuring Agreement B — Audit Expense	$50,000	$5,000
Insuring Agreement C — Premises	$27,500,000	$10,000
Insuring Agreement D — Transit	$27,500,000	$10,000
Insuring Agreement E — Forgery or Alteration	$27,500,000	$10,000
Insuring Agreement F — Securities	$27,500,000	$10,000
Insuring Agreement G — Counterfeit Currency	$27,500,000	$10,000
Insuring Agreement H — Stop Payment	$100,000	$5,000
Insuring Agreement I — Uncollectible Items of Deposit	$100,000	$5,000
Optional Coverages Added by Rider:
Insuring Agreement J — Computer Systems	$27,500,000	$10,000
Insuring Agreement K — Unauthorized Signature	$25,000	$5,000
Insuring Agreement L — Telefacsimile	$27,500,000	$10,000
Insuring Agreement M — Automated Phone Systems	$27,500,000	$10,000
Insuring Agreement N — Voice Initiated Transactions	$27,500,000	$10,000
Insuring Agreement O — Malicious Destruction of Data or Programs	$27,500,000	$10,000
Insuring Agreement P — Claims Expense	$50,000	$5,000
☐ Item 4. Offices or Premises Covered:
     The following offices or premises are added:
This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
ICB028 Ed. 7/04

By
Authorized Representative

ICB028 Ed. 7/04

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
490PB2794	05/10/2011	04/04/2011

*	ISSUED TO

The Gabelli Asset Fund
Do not attach this form to a policy. It is informational use only.
CO-SURETY RIDER
It is agreed that:
1.	The term “Underwriter” as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.
2.	Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.
3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.
4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.
5.	The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.
6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.
7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.
8.	In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Liability of the attached Bond.
9.	In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.
ICB042 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

Do not attach this form to a policy. It is informational use only.

Underwritten for the Sum of $20,000,000 $27,500,000	part of	Controlling Company St. Paul Fire & Marine Insurance Company

By:

Underwritten for the Sum of $7, 500,000 $27,500,000	part of	Carriers Name Great American Insurance Company

By:

Underwritten for the Sum of $	part of	Carriers Name

By:
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

ICB042 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

Underwritten for the Sum of $20,000,000 $27,500,000	part of	Controlling Company St. Paul Fire & Marine Insurance Company

By:

Underwritten for the Sum of $7,500,000 $27,500,000	part of	Carriers Name Great American Insurance Company

By:

Underwritten for the Sum of $	part of	Carriers Name

By:
Nothing herein, contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB042 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490PB2794	Date Endorsement or Rider Executed 3/23/11	* Effective Date of Endorsement or Rider 12/7/10 12:01 A.M. Standard Time as Specified in the Bond or Policy

*	ISSUED TO

The Gabelli Asset Fund
Named Insured Endorsement
      It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:

Comstock Funds, Inc.
Comstock Capital Value Fund
Gabelli Capital Series Funds, Inc.
Gabelli Capital Asset Fund
Gabelli Equity Series Funds, Inc.
The Gabelli Equity Income Fund
The Gabelli Small Cap Growth Fund
The Gabelli Woodland Small Cap Value Fund
Gabelli Investor Funds, Inc.
The Gabelli ABC Fund
The Gabelli 787 Fund, Inc.
Gabelli Enterprise Mergers and Acquisitions Fund
The Gabelli Asset Fund
The Gabelli Blue Chip Value Fund
The Gabelli Convertible and Income Securities Fund Inc.
The Gabelli Dividend & Income Trust
The Gabelli Equity Trust Inc.
The GDL Fund*
The Gabelli Global Gold, Natural Resources & Income Trust
The Gabelli Global Multimedia Trust Inc.
The Gabelli Global Utility & Income Trust
The Gabelli Healthcare & WellnessRx Trust
The Gabelli Money Market Funds
The Gabelli US Treasury Money Market Fund
The Gabelli Natural Resources, Gold & Income Trust
The Gabelli SRI Green Fund, Inc.
The Gabelli Utilities Fund
The Gabelli Utility Trust
The Gabelli Value Fund, Inc.
The GAMCO Global Series Funds, Inc.
The GAMCO Vertumnus Fund**
The GAMCO Global Growth Fund
The GAMCO Global Opportunity Fund
The GAMCO Global Telecommunications Fund
The GAMCO Growth Fund
GAMCO Gold Fund, Inc.
ICB0l0 Ed. 7/04

GAMCO International Growth Fund, Inc.
The GAMCO Mathers Fund
GAMCO Westwood Funds
GAMCO Westwood Balanced Fund
GAMCO Westwood Equity Fund
GAMCO Westwood Income Fund
GAMCO Westwood Intermediate Bond Fund
GAMCO Westwood Mighty Mites Fund
GAMCO Westwood SmallCap Equity Fund

*	name changed from “The Gabelli Global Deal Fund” effective 01/14/2011

**	name changed from “The GAMCO Global Convertible Securities Fund” effective 02/07/2011
•	And any Investment Company now existing or hereafter created or acquired during the Bond Period, which is advised, sub-advised and/or administered by Gabelli Funds, LLC or by Teton Advisors, Inc. or by any entity now or hereafter majority owned or management controlled by Gabelli Funds, LLC or by Teton Advisors, Inc. subject to General Agreement A.
As used herein, the term “majority owned” shall mean ownership of greater than 50% of the total equity interest of such entity and the term “management control” shall mean the right to elect, appoint or designate a majority of the board of directors, management committee or management board of an entity that is not majority owned.
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
ICB010 Ed. 7/04

RIDER NO.
THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No.	Date Rider Executed	* Effective Date of Rider

490PB2794	03/16/2011	12/07/10 12:01 A.M. Standard Time as Specified in the Bond or Policy

*	ISSUED TO

The Gabelli Asset Fund
Amend Section 4. — Loss — Notice — Proof — Legal Proceedings — Designate Persons for Discovery of Loss
MEL2555 — Ed. 3/05 — For use with ICB005 — Ed. 7/04
It is agreed that:
Section 4. — Loss — Notice — Proof — Legal Proceedings of the attached bond is amended by deleting the second sub-paragraph and replacing it with the following:
Discovery occurs when the Risk Manager, Head of Internal Audit, General Counsel of Gabelli Funds, LLC, or functional equivalent thereof:
(a)	first becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING PART OF POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
490PB2794	03/16/11	12/07/10

*	ISSUED TO

THE GABELLI FUNDS, LLC
AMEND DEFINITION OF EMPLOYEE ENDORSEMENT
FOR USE WITH INVESTMENT COMPANY BLANKET BOND — FORM ICB005 — ED. 7/04
MEL7844—Ed. 12/10
It is agreed that:
1.	Section 1. — DEFINITIONS (a) Employee, paragraphs (5) and (9) are replaced with the following:
(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, or sub-advisor, or shareholder service agent, custodian, or sub-administrator, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(9)	any officer, partner, or Employee of:
(a)	an investment advisor,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting record-keeper,

(d)	an administrator authorized by written agreement to keep financial and/or other required records, or

(e)	a sub-advisor, shareholder services agent, custodian, or sub-administrator,
2.	Section 1. — DEFINITIONS (a) Employee, is amended by adding the following:

and
10.	(a)	employees on leave of absence or military deployment,

	(b)	non-compensated directors, trustees or officers while performing acts within the scope of the usual duties of an employee,

	(c)	volunteers, and

	(d)	each natural person, including partners and employees of a partnership or corporation, authorized by written agreement with the Insured to perform consulting services for the Insured, including those engaged to provide computer related services, when working under the Insured’s supervision and on behalf of the Insured
3.	The paragraphs following part (10) of the Definition of Employee are replaced with the following:
for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper, administrator, sub-administrator, shareholder services agent, custodian, or sub-advisor, which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank other than a bank that has been included by the Underwriter within the sub-part (9) of this definition, shall be included within the definition of Employee.

© 2010 The Travelers Indemnity Company, Inc. All rights reserved.	Page 1 of 2

Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees, except as specifically described above.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

© 2010 The Travelers Indemnity Company, Inc. All rights reserved.	Page 2 of 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY

490PB2794	3/16/11	12/7/10

*	ISSUED TO

THE GABELLI FUNDS, LLC
ENDORSEMENT AMENDING SECTION 13. TERMINATION
FOR USE WITH INVESTMENT COMPANY BLANKET BOND ICB005 — Ed. 7/04
MEL7845—Ed. 12/10
It is agreed that:
SECTION 13 TERMINATION of the CONDITIONS AND LIMITATIONS is amended by:
1.	Replacing the first paragraph with the following

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured, and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C, prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

2.	Replacing sub sections (a) and (c) from the third paragraph with the following:
(a)	as to any Employee as soon as the Risk Manager, Head of Internal Audit, General Counsel of Gabelli Funds, LLC, or functional equivalent thereof not in collusion with such Employee discovers any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), provided however, that this provision will not apply if the dishonest or fraudulent act(s), Larceny or Embezzlement occurred prior to employment with the Insured and the amount of the loss did not exceed $25,000, or

(c)	as to any person who is a partner, officer or employee of any Electronic Data Processor, as soon as the Risk Manager, Head of Internal Audit, or General Counsel of Gabelli Funds, LLC, or functional equivalent thereof covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after this bond is effective, provided however, that this provision will not apply if the dishonest or fraudulent act occurred prior to employment with said Electronic Data Processor covered hereunder and the amount of the loss did not exceed $25,000.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

© 2010 The Travelers Indemnity Company, Inc. All rights reserved.	Page 1 of 1

SECRETARY’S CERTIFICATE
The undersigned hereby certify that the following resolutions have been adopted first by those Board Members who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Board Members”) voting separately, and then by the entire Board of each Fund, at the respective meetings duly called and held on May 24 and 25, 2011:

RESOLVED,	That after having given due consideration to all relevant factors, the Board Members, including all of the Independent Board Members, hereby approve the amendment to the existing joint fidelity bond coverage with Travelers-St. Paul Fire & Marine Insurance Company (“St. Paul”) and the Great American Insurance Company (“GAIC”), and ratify, confirm and approve an increase in the amount of coverage with GAIC under said joint Fidelity Bond from $4,800,000 to $7,500,000, with no additional increase in the amount of coverage with St. Paul, for a total amount of coverage of $27,500,000 which became effective on April 4, 2011; and further

RESOLVED,	That the portion of the increased premium for the aforementioned joint insured fidelity bond to be paid by the Company, if any, is hereby approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such other parties; the amount of the joint insured bond; the amount of the premium for such bond; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,	That the Assistant Secretary of the Company is hereby authorized and directed to prepare, execute and file such supplements to the fidelity bond, and to take such action as may be necessary or appropriate in order to conform the terms of the fidelity bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the undersigned has hereunto set his/her hand this 6th day of June, 2011.

/s/ Bruce N. Alpert	/s/ Agnes Mullady

Bruce N. Alpert	Agnes Mullady
Secretary	Secretary
Gabelli 787 Fund, Inc.	The Gabelli Blue Chip Value Fund
The Gabelli Asset Fund	The Gabelli Convertible and Income
Gabelli Capital Series Funds, Inc.	Securities Fund Inc.
Comstock Funds, Inc.	The Gabelli Dividend & Income Trust
Gabelli Equity Series Funds, Inc.	The Gabelli Equity Trust Inc.
GAMCO Global Series Funds, Inc.	The GDL Fund*

*	“The Gabelli Global Deal Fund” name was changed to “The GDL Fund”; effective January 14, 2011.

GAMCO Gold Fund, Inc.	The Gabelli Global Gold, Natural
The GAMCO Growth Fund	Resources & Income Trust
The Gabelli Healthcare & WellnessRx Trust	The Gabelli Global Multimedia Trust Inc.
GAMCO International Growth Fund, Inc.	The Gabelli Global Utility & Income
Gabelli Investor Funds, Inc.	The Gabelli Utilities Fund
The GAMCO Mathers Fund Trust	The Gabelli Utility Trust
The Gabelli Money Market Funds	The Gabelli Natural Resources, Gold &
The Gabelli SRI Green Fund, Inc.	Income Trust
The Gabelli Value Fund Inc.
The GAMCO Westwood Funds

The amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint bond is as follows:
As of March 31, 2011

Gabelli 787 Fund, Inc.	$750,000
The Gabelli Asset Fund	$1,900,000
The Gabelli Blue Chip Value Fund	$300,000
Gabelli Capital Series Funds, Inc.	$525,000
Comstock Funds, Inc.	$600,000
The Gabelli Convertible and Income Securities Fund Inc.	$525,000
The Gabelli Dividend & Income Trust	$1,700,000
Gabelli Equity Series Funds, Inc.	$2,500,000
The Gabelli Equity Trust Inc.	$1,250,000
The GDL Fund	$750,000
The Gabelli Global Gold, Natural Resources & Income Trust	$1,250,000
The Gabelli Natural Resources, Gold & Income Trust	$750,000
The Gabelli Global Multimedia Trust	$600,000
GAMCO Global Series Funds, Inc.	$750,000
The Gabelli Global Utility & Income Trust	$400,000
GAMCO Gold Fund, Inc.	$900,000
The GAMCO Growth Fund	$900,000
The Gabelli Healthcare & WellnessRx Trust	$525,000
GAMCO International Growth Fund, Inc.	$300,000
Gabelli Investor Funds, Inc.	$900,000
The GAMCO Mathers Fund	$250,000
The Gabelli Money Market Funds	$1,500,000
The Gabelli SRI Green Fund, Inc.	$350,000
The Gabelli Utilities Fund	$1,500,000
The Gabelli Utility Trust	$600,000
The Gabelli Value Fund Inc.	$900,000
The GAMCO Westwood Funds	$900,000
The period for which premiums have been paid by the Fund with respect to the joint insured bond is December 7, 2010 to December 7, 2011.

AMENDED AND RESTATED
JOINT INSURED AGREEMENT
     AGREEMENT dated December 1, 1999, as most recently amended as of November 16, 2010, among the registered investment companies advised by Gabelli Funds, LLC, Teton Advisors, Inc. and Gabelli Fixed Income LLC (together, the “Advisers”) which are listed on Schedule A attached hereto (collectively, the “Funds”).
     WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the “Fidelity Bond”) which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and
     WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;
     Now, THEREFORE, the Funds do hereby agree as follows:
     1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the “Minimum Insurance”). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.
     2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.
     3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.
     4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

     5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser (“Additional Fund”) may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.
     6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:	/s/ Bruce N. Alpert Bruce N. Alpert
President, The Gabelli Asset Fund
President, The Gabelli Blue Chip Value Fund
President, Gabelli Capital Series Funds, Inc.
Executive Vice President, Comstock Funds, Inc.
President, The Gabelli Convertible and Income Securities Fund Inc.
President, The Gabelli Dividend & Income Trust
President, Gabelli Equity Series Funds, Inc.
President, The Gabelli Equity Trust Inc.
President, The Gabelli GDL Fund
President, The Gabelli Global Gold, Natural Resources & Income Trust
President, The Gabelli Global Multimedia Trust Inc.
President, GAMCO Global Series Funds, Inc.
President, The Gabelli Global Utility & Income Trust
President, GAMCO Gold Fund, Inc.
President, The GAMCO Growth Fund
President, GAMCO International Growth Fund, Inc.
President, Gabelli Investor Funds, Inc.
Executive Vice President, The GAMCO Mathers Fund
President, The Gabelli Money Market Funds
President, The Gabelli Natural Resources, Gold & Income Trust
President, The Gabelli SRI Fund, Inc.
President, The Gabelli Utilities Fund
President, The Gabelli Utility Trust
President, The Gabelli Value Fund Inc.
President, The GAMCO Westwood Funds
President, Gabelli 787 Fund, Inc.

Signed:	/s/ Agnes Mullady Agnes Mullady
President, The Gabelli Healthcare & WellnessRx Trust

Schedule A

List of Registered Investment Companies
The Gabelli Asset Fund
The Gabelli Blue Chip Value Fund
The Gabelli Convertible Securities and Income Securities Fund Inc.
The Gabelli Dividend & Income Trust
The Gabelli Equity Trust Inc.
The GDL Fund
The Gabelli Global Gold, Natural Resources & Income Trust
The Gabelli Healthcare & WellnessRx Trust
The Gabelli Global Multimedia Trust Inc.
The Gabelli Global Utility & Income Trust
GAMCO Gold Fund, Inc.
The GAMCO Growth Fund
GAMCO International Growth Fund, Inc.
The GAMCO Mathers Fund
The Gabelli Natural Resources, Gold & Income Trust
The Gabelli SRI Fund, Inc.
The Gabelli Utilities Fund
The Gabelli Utility Trust
The Gabelli Value Fund Inc.

Gabelli Capital Series Funds, Inc.:
The Gabelli Capital Asset Fund

Comstock Funds, Inc.
Comstock Capital Value Fund

Gabelli Equity Series Funds, Inc.:
The Gabelli Equity Income Fund
The Gabelli Small Cap Growth Fund
The Gabelli Woodland Small Cap Value Fund

GAMCO Global Series Funds, Inc.:
The GAMCO Global Telecommunications Fund
The GAMCO Vertumnus Fund
The GAMCO Global Growth Fund
The GAMCO Global Opportunity Fund

Gabelli Investor Funds, Inc.:
The Gabelli ABC Fund

The Gabelli Money Market Funds:
The Gabelli U.S. Treasury Money Market Fund

The GAMCO Westwood Funds:
GAMCO Westwood Equity Fund
GAMCO Westwood Intermediate Bond Fund
GAMCO Westwood Balanced Fund
GAMCO Westwood SmallCap Equity Fund
GAMCO Westwood Income Fund
GAMCO Westwood Mighty Mites Fund

Gabelli 787 Fund, Inc.
Gabelli Enterprise Mergers and Acquisitions Fund
November 16, 2010